

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 14, 2009

<u>**Via U.S. Mail and Facsimile: +358 (0) 7 1803-8503**</u>
Kaarina Ståhlberg
Vice President, Assistant General Counsel
Nokia Corporation
Keilalahdentie 4
P.O. Box 226, FI-00045 NOKIA GROUP
Espoo, Finland

> RE:   **Nokia Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **File No. 1-13202**

Dear Kaarina Ståhlberg:

    We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please comply with the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2008

Operating and Financial Review and Prospects

General

1.      Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009.  We note your limited discussions for Devices and Services and Nokia Siemens Networks segments on pages 60 and 63.  Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

   •   Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determines that it is not reasonably likely to occur, no disclosure is required; and,

   •   If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless you determine that a material effect on the registrant's financial condition or results of operations is not reasonably likely to occur.  Please note that "reasonably likely" is a lower threshold than "more likely than not" but a higher threshold than "remote."  The concept of "reasonably likely" is used in the context of disclosure for MD&A purposes.

   Please address the above and include the following in your discussion as well:
   •       The impact of changes in customer services and plans;
   •       Further reductions in traditional businesses;
   •       Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
   •       If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and
   •       To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

   Please provide us with your proposed disclosures.

Critical Accounting Policies, page 65

2.      Please note that an accounting estimate is recognized as a "critical accounting estimate" if:

- the accounting estimate requires you to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and

- different estimates that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of your financial condition, changes in financial condition or results of operations.

To inform investors of each critical accounting estimate and to place it the context of the company's financial condition, changes in financial condition and results of operations, the following information is required:

- A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

- An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the your financial statements affected by the accounting estimate;

- A quantitative discussion of changes in line items in the financial statements and overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

- An identification of the segments of your business the accounting estimate affects; and

- A discussion of the estimate on a segment basis, mirroring the one required on a company-wide basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

Please provide us with your proposed disclosures.

Valuation of Long-lived and Intangible Assets and Goodwill, page 69

3.      We note that goodwill accounted for 16% of total assets as of December 31, 2008.  As a result of your impairment test of your cash-generating units, you determined that your

goodwill balance was not impaired.  We note that fair value of NAVTEQ's goodwill was less than 1% of its carrying value.  Tell us and disclose when you performed your annual impairment test.

In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by cash-generating units.

- Disclose any changes to your cash-generating units or allocations of goodwill by cash-generating units and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your cash-generating units in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each cash-generating unit and how those discount rates were determined, including your consideration of any market risk premiums.  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

  o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

  o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

  o In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Please provide us with your proposed disclosures.

Notes to Consolidated Financial Statements

1. Revenue Recognition, page F-11

4. We note your disclosure that "[a]n immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the products to the end users." Please tell us why it is appropriate to recognize revenue from products sold through other distribution channels at the time it is sold to these distributors. In addition, tell us if the products sold have any rights of return and/or rotation rights. If so, please tell us the terms of these rights and how you are accounting for them.

\* \* \* \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kaarina Ståhlberg
Nokia Corporation
May 14, 2009
Page 6


   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.


         Sincerely,


         Larry Spirgel
         Assistant Director